UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS Group AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

According to the terms of the Company's Fifth Amended and Restated Limited Liability Company Agreement, dated as of August 1, 2005, (the "LLC Agreement"), the Company will be dissolved on December 31, 2050, subject to vote of the Class B Members. It is management's current intention to request that the Class B Members vote to extend the duration of the Company prior to that date.

At December 31, 2018, the Company is owned by (i) UBS Americas Inc. holding 100% of the Class A Interests, 99% of the Class B Interests and 100% of the Preferred Interest; and (ii) UBS Americas Holding LLC holding 1% of the Class B Interests. See Note 10 for information regarding Members' Equity.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain financial assets and liabilities, deferred tax recognition, and probable losses from litigation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, interest bearing deposits with banks and restricted cash. Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. Restricted cash represents cash and securities subject to withdrawal or usage restrictions in compliance with federal or other regulations.

2. Significant Accounting Policies (continued)

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, although some agreements may be collateralized by other types of securities. Resale agreements and repurchase agreements are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company nets certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Effective January 1, 2018, the Company records the resale and repurchase agreements within the Matched Book at fair value. See Note 5 for further information.

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the statement of financial condition.

2. Significant Accounting Policies (continued)

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables to clearing organizations, and net payables arising from unsettled trades.

Customer cash balances associated with derivatives clearing and execution services are not recognized on the Company's statement of financial condition if, through contractual agreement, regulation or practice, the Company does not obtain benefits from or control of the customer cash balances. These conditions are considered to have been met when (i) the Company is not permitted to reinvest customer cash balances; (ii) interest paid by central counterparties (CCPs), brokers or deposit banks on cash deposits forms part of the customer cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Company does not guarantee and is not liable to the customer for the performance of the CCP, broker or deposit bank; and (iv) the customer cash balances are legally isolated from the Company's operating cash reserves.

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition.

Similar to the Receivables and Payables - Brokers, Dealers and Clearing Organizations, customer balances are not recognized on the Company's balance sheet in line with the derecognition criteria established above.

Financial Instruments Owned and Securities Sold, not yet Purchased, at Fair Value

Financial instruments owned and sold, not yet purchased are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further information regarding Financial instruments owned and Financial instruments sold, not yet purchased, at fair value.

2. Significant Accounting Policies (continued)

Financial Assets and Liabilities Designated at Fair Value

Brokerage receivables and payables are assets and liabilities which represent callable, on demand balances, including long cash credits, short cash debits, margin debit balances and short sale proceeds, whereby the fair value is determined based on the balance due. See Note 5 for further information.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost net of impairments. These are recorded in Other assets.

Intangible Assets

Intangible assets with indefinite lives, totaling $819 are not amortized; instead, these assets   are subject to impairment tests on an annual basis and are included in other assets on the statement of financial condition. In accordance with FASB ASC Topic 350 "Intangibles – Goodwill and Other" the Company performs an annual qualitative assessment and more frequent assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of the assets below their carrying amounts, to determine if an impairment of these assets is warranted.

Intangible assets with definite lives, consisting of customer relationships, totaling $63,200 (less accumulated amortization of $61,876) are amortized over ten years on a straight line basis and are reported at cost less accumulated amortization in other assets on the statement of financial condition.

In addition, these intangible assets are assessed for impairment when events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are reported at cost less accumulated depreciation and amortization in other assets on the statement of financial condition. Estimated useful lives are generally as follows: equipment – 3 to 5 years; software – up to 7 years.

Fee and commission income and expenses

The Company earns following fee and commission income from a diverse range of services it provides to its clients. Fee and commission income can be divided into two broad categories:

– Fees earned from services that are performed over a certain period of time, such as advisory services

– Fees earned from point in time services such as underwriting fees and brokerage fees

Commission revenues primarily arise from agency transactions in listed equity securities; services related to sales and trading activities; and sales of mutual funds and other financial instruments. Commission income is recognized at a point in time on trade date when the performance obligation is satisfied.

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking and underwriting fees are recorded on offering date, advisory fees on closing date when the performance obligation is satisfied, and sales concessions on a trade date basis, net of related expenses.

Dividends and Interest

Interest revenue and expense, as applicable, are accrued on repurchase and resale contract amounts, securities borrowed and securities loaned contract amounts, margin financing balances, interest bearing trading assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value, short term borrowings and subordinated debt. Dividends revenue and expense, as applicable, are accrued on equity financial instruments owned and financial instruments sold, not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. Generally, the federal, state and local income tax on such income is the responsibility of the partners.

The Company is itself subject to New York City Unincorporated Business Tax ("UBT"), Illinois Property Replacement Tax and Tennessee Excise Tax for which it accrues current and deferred taxes. Additionally, the Company is treated as a corporation for Canadian tax purposes. As such, the Company accrues and pays corporate income tax on its Canadian operations.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

U.S. GAAP requires a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Note 14 for additional information.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Recent Accounting Developments

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. ASU 2014-09 establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company adopted the standard as of January 1, 2018 and applied it on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to opening equity as of January 1, 2018. The adoption had an immaterial impact to the Company's statement of financial condition. A transition adjustment was posted to opening equity to reverse income recognized prior to January 1, 2018 that must be deferred under the ASUs because UBS does not have an enforceable right to a specified amount of consideration.

Where the Company is acting as agent as defined by the ASUs, costs of fulfilling contracts are required to be presented as a reduction in fee and commission income. This resulted in a reclassification of certain brokerage fees paid in an agency capacity from fee and commission expense to fee and commission income on January 1, 2018, primarily relating to third-party execution costs for exchange traded derivative transactions and fees payable to third-party research providers on behalf of clients.

2. Significant Accounting Policies (continued)

Recent Accounting Developments

In February 2016, the FASB issued ASU 2016-02, "Leases", which was mandatorily effective as of January 1, 2019. The standard substantially changes how lessees must account for operating lease commitments, requiring a lease liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. The Company will adopt the ASU on the effective date of January 1, 2019, and expects no material impact to the Company's statement of financial condition.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. Given the nature of the balances in the Company, the majority of which relate to stock borrow/loan agreements; the impact of CECL is not expected to be material.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This Accounting Standards Update addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. UBS adopted the standard as of its mandatory effective date on January 1, 2018. This guidance did not have a material impact on the Company's statement of cash flows.

2. Significant Accounting Policies (continued)

Recent Accounting Developments

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230); Restricted Cash. The amendment requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalent, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end of period total amounts shown in the statement of cash flows. The amendment does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted the standard as of its mandatory effective date on January 1, 2018 and adoption did not have a material impact on the Company's statement of cash flows.

In March 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities, which amends the amortization period for certain purchased callable debt securities held at a premium. The ASU requires that such premiums are amortized to the earliest call date. The amendments do not require a change in the accounting for securities held at a discount; the discount continues to be amortized over the contractual life of the instrument.

ASU 2017-08 is effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. The Company does not expect the adoption of ASU 2017-08 to have a material impact on the Company's statement of financial condition.

In January 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments allow a reclassification from accumulated other comprehensive income to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period, for any eliminated or modified disclosure requirements. The adoption is not expected to have an impact on the Company's statement of financial condition. The Company is currently evaluating the impact of the adoption of the amendments in ASU 2018-13.

3. Cash Segregated Under Federal and Other Regulations

At December 31, 2018, $853,474 of cash and securities was segregated, secured and sequestered in accordance with federal and other regulations.

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2018 the Company maintained $2,675,000 of qualified securities in segregated and on deposit for federal and other regulations.

At December 31, 2018, the Company was required to segregate $5,296,506 secure $1,613,413 and sequester (OTC cleared swaps) $692,011 of cash or securities under the Commodity Exchange Act. The Company had $5,802,313 segregated, $1,996,778 secured, and $949,770 sequestered (OTC cleared swaps) which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2018, consist of the following:

Receivables from brokers, dealers and clearing organizations

Securities failed to deliver	$	834,819
Deposits with clearing organizations		679,952
Receivables related to commodities clearing activity		564,742
Pending Trades (net)		447,562
Foreign commodity affiliate brokers		200,543
Affiliate securities accounts		167,970
Other		44,176
Total	$	2,939,764

Payables to brokers, dealers and clearing organizations

Securities failed to receive	$	890,839
Affiliate commodity accounts		870,937
Payables related to commodities clearing activity		26,561
Payables to clearing organizations		326
Total	$	1,788,663

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations (continued)

Derecognition of exchange-traded derivative customer cash from the Statement of Financial Condition

In accordance with the Company's accounting policy as set out in Note 2, the Company does not recognize certain customer cash balances associated with derivatives clearing and execution services, resulting in decreases in Payables to customers by $3,794,819, Receivables from brokers, dealers and clearing organizations of $2,902,355, and Cash segregated and on deposit for federal and other regulations of $892,464 as of December 31, 2018.

5. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In determining fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty.

As a result, valuations are adjusted, where appropriate, to reflect liquidity adjustments, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities and other relevant sources.

5. Fair Value Measurement (continued)

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported on the statement of financial condition. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and valuation control. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates.

Independent price verification of financial instruments measured at fair value is undertaken by the valuation control team, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business' estimates of fair value against available market information. By benchmarking the business' fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products.

As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the product's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

5. Fair Value Measurement (continued)

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value.

U.S. Government and agency obligations

U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are composed of agency-issued debt.

Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Corporate debt, including convertible securities

Corporate bonds and convertible securities are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors.

5. Fair Value Measurement (continued)

Collateralized debt obligations ("CDO") are valued independently using fundamental analysis and industry standard cash flow tools taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, as well as liquidity. Key inputs to such models include current and future economic conditions, the securities' projected performance, as well as liquidity in the market, among other factors. Collateral analysis is done based on techniques similar to those described for RMBS, CMBS and/or ABS.

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Unlisted equity securities and private equity investments are recorded initially at the acquisition cost, which is considered the best indication of fair value. Subsequent adjustments to recorded amounts are based on current and projected financial performance, recent financing activities, economic and market conditions, market comparable benchmarks, market liquidity, sales restrictions, and other factors.

Fund units are generally marked to the exchange-traded price or net asset value (NAV).

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of tax-exempt and taxable state and municipal obligations, or taxable corporate loans, ABS, RMBS, corporate and foreign sovereign debt securities. The dividend rate is set periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. The APS portfolio is marked to market and price tested using external observable data such as issuer redemption and tender offer levels, trade data and broker-dealer price talk. Where market observable data is not available, model pricing if suitable may be used.

The Company enters into prepaid variable forward agreements where clients agree to sell a variable number of shares to the Company, subject to a minimum and maximum sale price at contract maturity. The contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates which are implied from prices of forward contracts observed in the market. Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio.

Options

Options are generally actively traded and are valued based on quoted prices from the exchange. Other equity options contracts not traded on an exchange are valued using market standard models or internally developed models that estimate the equity forward level, incorporate inputs for stock volatility and for correlation between stocks within a basket.

5. Fair Value Measurement (continued)

State and municipal obligations

State and municipal obligations include auction rate municipal securities ("ARS MUNI"). ARS MUNI are mainly comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms and, in the event of a failed auction; it is reset to a maximum rate as defined by each deal's prospectus. The ARC Muni portfolio is marked to market and price tested using external observable data such as issuer redemption and tender offer levels, and trade data. Where market observable data is not available, model pricing if suitable may be used.

Money market, commercial paper, and certificates of deposit

Money market, commercial paper, and certificates of deposit have short-term maturities and carry interest rates that approximate market rates. Money market, commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested.

Derivatives

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards.

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

(In Thousands, except share data)

5. Fair Value Measurement (continued)

Brokerage receivables and payables

Fair value of brokerage receivables and brokerage payables approximate amortized cost, which generally represents the balance due or balance owed. These receivables and payables are designated as Level 2 in the valuation hierarchy.

Resale and repurchase agreements

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. As a result, these positions are classified as Level 2.

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

At December 31, 2018, securities owned and securities sold, not yet purchased by the Company are illustrated in the following two tables:

Financial Instruments owned, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 4,439,934	813	-	4,440,747
Mortgage-backed obligations	134	237,045	15,912	253,091
Corporate debt, including convertible securities	2,769	1,356,797	9,957	1,369,523
Equities and warrants	416,106	54,834	1,597,835	2,068,775
Options	1,274	-	-	1,274
State and municipal obligations	-	-	125,952	125,952
Money market and commercial paper	-	14,959	-	14,959
	$ 4,860,217	$ 1,664,448	$ 1,749,656	$ 8,274,321

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

Financial Instruments sold, not yet purchased, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 2,088,136	-	-	2,088,136
Mortgage-backed obligations	11	-	-	11
Corporate debt, including convertible securities	824	1,019,798	100	1,020,722
Equities and warrants	376,295	2,544	351	379,190
Options	241	-	-	241
Money Market and Commercial Paper	-	-	-	-
	$ 2,465,507	**$ 1,022,342**	**$ 451**	**$ 3,488,300**

During the twelve months ended December 31, 2018, the Company did not have any material transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

The table on the following page provides a reconciliation of the beginning and ending balances for the various classes of assets and liabilities measured at fair value using unobservable inputs – Level 3. In addition, the table reflects gains and losses, including gains and losses on assets and liabilities that were transferred to Level 3 during the period, for all assets and liabilities categorized as Level 3 as of December 31, 2018. The table does not include gains or losses for instruments that were reported in Level 3 in the beginning balance that were transferred out of Level 3 prior to December 31, 2018.

The tables on the following page provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of securities owned, at fair value and securities sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2018. The range of values presented in this table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

	Level 3 at fair value				
	Securities owned	Securities sold, not yet purchased	Valuation technique(s)	Significant unobservable inputs [1] / Sensitivity	Range of input values
Corporate debt, including convertible securities	**$9,957**	**$100**			
Corporate bonds	9,812	100	Market Comparables	Price	93-104.05
ABS	145	-	Market Comparables	Price	0.79-1.14
Equities and warrants	**$1,597,835**	**$351**			
APS	1,537,747	–	Market Information	Price	79.00 - 97.50
Equities	1,403	351	–	–	–
Equity contracts	58,685	-	Industry Standard Derivative Models	Vol Div Yield	28.00 – 49.37 0 – 1.38
State and municipal obligations	**$125,952**	**$ –**			
ARS Muni	125,952	–	Market Comparables	Price	93.51 – 99.00
Mortgage-backed obligations	**$15,912**	**$ –**			
RMBS	15,912	-	Market Comparables and Cash Flow Analysis	Price CPR CDR Severity / Recovery Yield	2.22 - 100.00 2.78 – 16.68 0.5 – 2.02 15.77 – 78.25 8.13 – 11.73
Total	**$1, 749,656**	**$451**			

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate. Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

Severity - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value.

Yield - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. A significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Volatility - Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument

Dividend yield - The dividend yield is the ratio of a company's annual dividend compared to its share price. Dividend yields are generally expressed as an annualized percentage of the share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price.

Financial Instruments owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges financial instruments owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $1,232,830 at December 31, 2018 as follows:

Corporate debt, including convertible securities	$ 682,709
U.S. Government and agency obligations	550,121
	$ 1,232,830

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the financial statement.

7. Financial Instruments

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities received as collateral and obligation to return securities received as collateral, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities.

The table below represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. This table excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Securities borrowed	$ 10,758,797	$ 10,758,797	$ –	$ 10,758,797	$ –
Securities purchased under agreements to resell	13,203,010	13,261,904	–	13,261,904	–
Securities received as collateral	977,388	977,388	–	977,388	–
Receivables from brokers, dealers and clearing organizations	2,939,764	2,939,764	–	2,939,764	–
Receivables from customers	505,509	505,509	–	505,509	–
Exchange memberships	8,818	16,635	–	–	16,635
Dividends and interest receivable	229,159	229,159	–	229,159	–

7. Financial Instruments (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Short-term borrowings	$ 6,357,877	$ 6,357,877	$ –	$ 6,357,877	$ –
Securities loaned	2,485,875	2,485,875	–	2,485,875	–
Securities sold under agreements to repurchase	10,248,269	10,277,095	–	10,277,095	–
Obligation to return securities received as collateral	977,388	977,388	–	977,388	–
Payables to brokers, dealers and clearing organizations	1,788,663	1,788,663	–	1,788,663	–
Payables to customers	959,647	959,647	–	959,647	–
Dividends and interest payable	210,309	210,309	–	210,309	–
Subordinated borrowings	4,875,000	4,875,000	–	4,875,000	–

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

7. Financial Instruments (continued)

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and meets other offsetting requirements.

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities borrowed	$ 10,758,797	$ –	$ 10,758,797	$ (10,583,045)	$ 175,752
Securities purchased under agreements to resell	41,646,287	(25,306,487)	16,339,800	(16,013,451)	326,349
Financial Liabilities					
Securities loaned	2,485,875	–	2,485,875	(2,442,249)	43,626
Securities sold under agreements to repurchase	38,025,232	(25,306,487)	12,718,745	(12,529,979)	188,766

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements or collateral arrangements which have been determined by the Company to be legally enforceable in the event of default and where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

7. Financial Instruments (continued)

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to re-pledge or resell the securities to others.   At December 31, 2018, the Company obtained securities with a fair value of approximately $70,616,629 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Repurchase Financings and Disclosures

The tables below present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged.

	At December 31, 2018 Remaining Contractual Maturity				
	Less than 30 days	**30-90 days**	**Over 90 days**	**Open**	**Total**
Repurchase Agreements	$30,694,231	$ 4,614,817	$ 2,427,670	$ 288,514	$38,025,232
Securities loaned	-	-	-	2,485,875	2,485,875
Gross amount of secured financing included in the above offsetting disclosure	$30,694,231	$4,614,817	$2,427,670	$2,774,389	$40,511,107
Obligation to return securities received as collateral	-	-	-	977,388	977,388
Total	**$30,694,231**	**$ 4,614,817**	**$ 2,427,670**	**$ 3,751,777**	**$ 41,488,495**

7. Financial Instruments (continued)

Repurchase Financings and Disclosures (continued)

	Securities sold under repurchase agreements	Securities Loaned	Obligation to return securities received as collateral	Total
U.S. Treasury and government agencies	$ 34,274,744	$ 333,243	$ -	$ 34,607,987
Equities	-	2,068,381	977,388	3,045,769
Asset-back securities	2,943,920	-	-	2,943,920
Corporate debt and securities	457,160	23,641	-	480,801
Other	349,408	60,610	-	410,018
Total	**$ 38,025,232**	**$ 2,485,875**	**$ 977,388**	**$ 41,488,495**

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan (including a Supplemental Executive Retirement plan), which is sponsored by the Parent and provides retirement benefits to eligible employees.

Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new retirement contribution feature of the defined contribution 401(k) plan and began earning retirement contributions, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the retirement contribution feature of the defined contribution 401(k) plan as of January 1, 2002 or to remain in the defined benefit pension plan.

8. Employee Benefit Plans (continued)

The Company also participates in a Parent sponsored post-retirement medical plan. Retiree medical premiums are subsidized for eligible employees who retired prior to January 1, 2014. From January 1, 2019, these participants who are age 65 or older, or certain employees who are pre-65 and Medicare eligible, will receive an annual notional contribution to a Health Savings Account which they can use to purchase medical insurance and pay for eligible medical related expenses.

Effective January 1, 2017, retirees who retired between and including January 1, 1999 and December 31, 2013, are required to pay the full cost for dental coverage. Eligible employees who retired on or after January 1, 2014 pay the full cost of medical and dental coverage. With respect to the post-retirement medical plan, the Parent's policy is to fund benefits on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, and on a Roth 401(k) and after-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. The Company's matching contributions to each participant is limited to an annual amount of $5.75 effective from January 1, 2019. The limit was increased from $4.5 in 2018. Eligible participants may also receive a retirement contribution under the defined contribution 401(k) plan. A participant is 100% vested in the Company's retirement and matching contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death.

Generally, to receive a retirement contribution and/or retain the Company's matching contributions for the year, a participant must be an active employee on the last business day of that year, unless special termination conditions apply.

9. Equity Participation and Other Compensation Plans

UBS Group AG operates several equity participation and other compensation plans to align the interests of Group Executive Board (GEB) members, Key Risk Takers and other employees with the interests of investors while continuously meeting regulatory requirements. UBS Group AG operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP notional shares or EOP performance shares (i.e. notional shares which are subject to performance conditions).

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Notional shares granted before February 2014 have no rights to dividends, whereas awards granted since February 2014 carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards. However, awards that have been granted to Material Risk Takers (MRTs) since February 2018 for the performance year 2017 do not carry such a dividend equivalent to comply with regulatory requirements.

For employees other than GEB members, EOP awards generally vest in equal installments in years two and three. The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of any unvested award or portion of an award (a) if an employee commits certain harmful acts and (b) in most cases of terminated employment. EOP expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, the expense of each vesting portion of deferred compensation is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a straight line basis. All EOP expenses recognized is subject to an expected forfeiture rate, which was 6.17% at December 31, 2018.

Key Risk Takers (globally defined as those employees who, by the nature of their role, have been determined to materially set, commit or control significant amounts of the firm's resources and / or exert significant influence over its risk profile), Group Managing Directors or employees

9. Equity Participation and Other Compensation Plans (continued)

whose total compensation exceeds a certain threshold, receive performance shares under EOP. These performance shares only vest in full if certain performance requirements are met. Such performance requirements are currently based on UBS Group's adjusted return on tangible equity and the divisional return on attributed equity over the defined financial years during vesting.

Certain awards, such as replacement awards, may take the form of deferred cash under the EOP rules.

Deferred Contingent Capital Plan ("DCCP")

Similar to EOP awards, certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of a notional additional tier 1 (AT1) capital instrument.

DCCP awards vest in full five years from grant and are forfeited if UBS's common equity tier 1 (CET1) capital ratio falls below 7% (for employees other than the Group Executive Board). In addition, awards are also forfeited if a viability event occurs (that is, if the Swiss Financial Market Supervisory Authority ("FINMA") provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event). Under the DCCP, employees may receive discretionary annual interest payments. However, no interest is paid on awards that have been granted to MRTs since February 2018 for the performance year 2017 to comply with regulatory requirements.

Provisions for forfeiture of awarded DCCP and recognition of associated expense are the same as with EOP.

Voluntary share-based compensation plans

Equity Plus Plan ("Equity Plus")

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS Group AG shares at market value and receive, at no additional cost, one notional UBS Group AG share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and / or monthly through

9. Equity Participation and Other Compensation Plans (continued)

deductions from salary. If the shares purchased are held for maximum three years, and in general if the employee remains in employment, the notional shares vest. For notional shares granted since April 2014, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and / or cash.

The amount of non-vested awards not yet recognized in 2018, was $454,872 which is expected to be recognized over a weighted average period of 1.58 years.

10. Members' Equity

At December 31, 2018, members' equity reported on the financial statement includes Class A Interests, Class B Interests and Preferred Interest all of which were held as specified in Note 1. The Preferred Interest is non-voting and has preference over the payment of dividends of the Company's Class A Interest and Class B Interests. Dividends on the Preferred Interest is cumulative and payable quarterly at the Forward Transfer Pricing Rate ("FTP"). During 2018, the Company paid Preferred Interest dividends in the amount of $25,998. The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

In September 2018, the Board of the Directors of the Company approved the payment of a dividend in the amount of $305,700 which was paid to its Class B shareholders.

11. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2018.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing

11. Commitments and Contingencies (continued)

Guarantees (continued)

different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated.

The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, an unfavorable outcome against the Company is determined to be probable and the amount can be reasonably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company but are nevertheless expected to be, based on the Company's experience with similar asserted claims.

Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. Accordingly, no provision is established in such cases even if the potential outflow of resources with respect to select matters could be significant.

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement ("NPA") which the Parent entered into with the U.S. Department of Justice ("DOJ"), Criminal Division, Fraud Section in connection with its submissions of benchmark interest rates, including among others the British Bankers' Association London Interbank Offered Rate ("LIBOR"), was terminated by the DOJ based on its determination that the Parent had committed a "US" crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and paid a $203 million fine and accepted a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) by the Company, the Parent or another affiliated entity could have material consequences for the Parent or the Company.

Resolution of regulatory proceedings may require the Parent or the Company to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for the Parent or the Company.

Auction Rate Securities. The Company and an affiliate have been named in several arbitration and litigation claims asserted by issuers of auction rate securities ("ARS") arising out of the February 2008 ARS market dislocation. As of December 31, 2018, all but one of the actions

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

have been dismissed or resolved. The remaining claim (which is presently tolled pursuant to agreement) seeks damages based on allegations of violations of state and federal securities law.

Residential Mortgage-backed Securities and Mortgages. From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. RMBS. The Company has been named as a defendant in lawsuits relating to its role as underwriter of RMBS.

Since 2014, the U.S. Attorney's Office for the Eastern District of New York has sought information from the Company and the Parent pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), related to UBS's RMBS business from 2005 through 2007. On November 8, 2018, the DOJ filed a civil complaint in the U.S. District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS's issuance, underwriting and sale of 40 residential mortgage backed securities transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on February 6, 2019.

Government Bonds. Putative class actions have been filed in US federal courts against the Company, the Parent and other banks on behalf of persons who participated in markets for US treasury securities since 2007. The complaints generally allege that the banks colluded with respect to and manipulated prices of treasury securities sold at auction. They assert claims under the antitrust laws and the Commodity Exchange Act and for unjust enrichment. The cases have been consolidated in the Southern District of New York. Defendants' motions to dismiss the consolidated complaint are pending. The parties have agreed to dismiss the Parent from the complaint. Additionally, the Company, the Parent and reportedly other banks have received requests for information from various authorities regarding US treasury securities and government bond trading practices. As a result of its review to date, UBS has taken appropriate action and is cooperating with the authorities.

Interest rate swaps and CDS matters. In 2016, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against numerous financial institutions and others, including the Company and the Parent, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in the market for Interest Rate Swap ("IRS") trading. Plaintiffs assert claims on behalf of all purchasers and sellers of IRS that transacted directly with any of

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief. The operators of two swap execution facilities ("SEFs") filed complaints raising similar allegations. In July 2017, the court granted in part and denied in part defendants' motions to dismiss, limiting the claims to the time period 2013-2016, and dismissing certain state-law claims and claims against certain other defendants. In June 2018, a third SEF filed a complaint alleging conduct similar to the conduct alleged by the other SEF plaintiffs but continuing into 2018. Defendants have moved to dismiss that complaint. Following the filing of the litigation, the Parent was served with a subpoena from the U.S. Commodity Futures Trading Commission ("CFTC") seeking documents and information regarding UBS's swap trading and Futures Commission Merchant businesses going back to 2008. In June 2017, one of the SEF plaintiffs filed a complaint raising allegations similar to those in the IRS litigation with respect to the trading of credit default swaps.

Stock Lending matters. In 2017, a purported class action antitrust complaint was filed in the Southern District of New York against six stock lending prime broker defendants, including the Company, its Parent and affiliates, as well as EquiLend, a trading platform and purveyor of post-trade services. The named plaintiffs purport to represent a class of all persons or entities that entered into stock loan transactions in the United States with one of the prime broker defendants since January 7, 2009. The plaintiffs allege that the defendants conspired to block the evolution of the stock lending market from an OTC environment, in which stock loans are intermediated by prime brokers, to an electronic market, in which borrowers and lenders can transact directly with one another. Plaintiffs allege violations of Section 1 of the Sherman Act and New York State law and seek unspecified treble damages, fees and costs. In September 2018, the court overseeing the litigation denied defendants' motions to dismiss. In January 2018 and November 2018, respectively, QS Holdco and SL-x, entities associated with defunct stock lending platforms, each filed an action in the Southern District of New York raising claims similar to the class plaintiffs' claims and also seeking treble damages and other relief.

12. Related Party Transactions

The related party balances set forth in the tables below resulted from transactions between the Company and affiliates in the normal course of the business as part of its trading, clearing, financing and general operations. Allocations between the Company, Parent and affiliates are subject to Service Level Agreements.

12. Related Party Transactions (continued)

As of December 31, 2018, amounts from and to Parent and affiliates are set forth below:

Assets:

Cash and cash equivalents	$	43,046
Cash and securities segregated and on deposit for federal and other regulations		3,231
Collateralized agreements:		
Securities borrowed		3,529,683
Securities purchased under agreements to resell (Includes $92,506 at fair value)		119,079
Securities received as collateral		977,388
Receivables from brokers, dealers and clearing organizations		793,857
Financial assets designated at fair value		1,321
Dividends and interest receivable		13,684
Other assets		105,090

Liabilities:

Short-term borrowings	$	6,294,428
Collateralized agreements:		
Securities loaned		2,201,060
Securities sold under agreements to repurchase (Includes $185,688 at fair value)		6,693,188
Obligation to return securities received as collateral		977,388
Payables to brokers, dealers and clearing organizations		1,503,013
Payables to customers		187,425
Financial liabilities designated at fair value		112,079
Dividends and interest payable		71,332
Other liabilities and accrued expenses		257,840

12. Related Party Transactions (continued)

Banking Activities

The Company maintains certain bank accounts at affiliated banks to segregate customer funds for regulatory purposes and to settle certain transactions in foreign currencies. Certain amounts held at affiliated banks to segregate customer funds are reported in cash segregated and on deposit for federal and other regulations on the statement of financial condition. As of December 31, 2018, segregated customer funds were held at affiliated UBS Stamford Branch. Other bank balances at affiliates are reported in cash and cash equivalents or short-term borrowings on the statement of financial condition. Outstanding balances at December 31, 2018 are as reflected in the table above.

The Company clears customer and proprietary commodity transactions primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2018, receivables and payables related commodity transactions totaled $200,543 and $26,561 respectively. A commission is either earned or charged related to these transactions.

The Company also provides securities and futures execution, clearance and custody services primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2018, receivables and payables related securities and futures execution totaled $167,970 and $870,937 respectively.

Brokerage Activities

At times, affiliates, primarily UBS London Branch and UBS Limited, are counterparties to trades executed by the Company. In the event these trades fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2018, receivables and payables related to fails totaled $425,344 and $605,515, respectively.

SEC Rule 15a-6 Transactions

The Company acts as chaperoning broker with respects to trades between certain foreign affiliates and their US clients in accordance with SEC Rule 15a-6. These transactions need not be included on balance sheet. In this capacity, the Company may be exposed to the risk of the foreign affiliates' non- performance. This risk is considered to be remote. The revenues and

12. Related Party Transactions (continued)

SEC Rule 15a-6 Transactions (continued)

expenses associated with this arrangement are included in Service fees from Affiliates and Service charges from Affiliates.

Collateralized Financing Activities

The Company enters into resale and repurchase agreements primarily with UBS Financial Services Inc. as well as other affiliates under master repurchase agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell on the statement of financial condition and are as set forth in the table above. Repurchase agreements, which are entered into for financing purpose, are reported in securities sold under agreements to repurchase on the statement of financial condition and are as set forth on the table above.

The Company enters into securities borrow and securities loan transactions primarily with UBS London Branch under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities are reported in securities borrowed on the statement of financial condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the statement of financial condition and are as set forth in the table above.

The Company enters into unsecured short-term lending agreements with UBS Americas Holding LLC. Short-term borrowings are due on demand and bear interest based on variable rates ranging from 2.00% to 3.20% as of December 31, 2018.

Balances related to these agreements are reported as short-term borrowings on the statement of financial condition and are represented in the table above.

The Company also enters into term subordinated lending agreements with UBS Americas Holding LLC and UBS Americas Inc. This subordinated debt is reported in the Liabilities and Members' Equity section of the statement of financial condition. See Note 13.

Prepaid Variable Forward Agreements

The Company hedges prepaid variable forward agreements with UBS London Branch. See Note 5 for additional details of the transactions. Payables in connection with these transactions are reported in financial liabilities designated at fair value on the statement of financial condition.

12. Related Party Transactions (continued)

Affiliate Arrangements

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable are included in other assets and other liabilities and accrued expenses on the statement of financial condition.

The Company primarily uses office space leased by the UBS AG New York Branch, and is charged accordingly under the aforementioned service fee arrangements.

The Company is provided technical, operational and computer service support primarily through UBS Business Solutions LLC, an affiliated entity, in the normal course of business.

In addition, other costs were initially expensed in UBS affiliated companies and allocated back to the Company on a regular basis through the use of service level agreements.

13. Subordinated Borrowings

The Company has subordinated loans with UBS Americas Holding LLC, consisting of term loans of $800 million maturing on May 30, 2022; $825 million maturing on November 30, 2022; $800 million maturing on May 30, 2023; $825 million maturing on November 30, 2023; $800 million maturing on May 30, 2024; and $825 million maturing on November 30, 2024.

During 2018, the Company repaid the existing $2,525 million of outstanding subordinated debt with UBS America's Holding LLC and repaid the $2,350 million Revolver with UBS Americas, Inc.   The Company replaced the existing Subordinated Debt and Revolver with the same amount of Subordinated debt with only UBS Americas Holding LLC. There was no net capital impact.

Loans with UBS Americas Holding LLC bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent, which approximated one month LIBOR at December 31, 2018 plus a spread based on UBS external rates.

These subordinated borrowings are available in computing regulatory net capital. See Note 15.

14. Asset-Backed Securitization Vehicles

The Company is in the business of underwriting securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

14. Asset-Backed Securitization Vehicles (continued)

At December 31, 2018, the Company retained $105,582 in CMBS and $14,098 in non-agency residential mortgage securities related to securitizations in which the Company acted as underwriter, and either the Company or an affiliate acted as transferor. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. In addition to positions retained at primary issuance, retained interests include positions acquired in secondary markets subsequent to securitizations. The majority of the retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

The Company and its affiliates sponsored securitizations utilize special purpose entities (SPEs) as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. At December 31, 2018, the Company did not have any material VIEs that had to be consolidated.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2018, the Company had net capital of $5,790,390 which was $5,199,445 in excess of the required net capital of $590,945. The Company's ratio of net capital to aggregate debit items was 34%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

UBS Securities LLC
Notes to the Statement of Financial Condition (continued)

(In Thousands, except share data)

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in the assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for a portion of its deferred tax assets, and accordingly, a valuation allowance of $516,407 has been recorded. Since December 31, 2017, the valuation allowance decreased by $361,058.

The components of the Company's deferred tax assets and liabilities as of December 31, 2018 were as follows:

Net Operating Loss Carry forwards	$ 826,949
Capitalized Expenditures	47,911
Employee Benefits	17,113
Other Deferred Tax Assets	3,867
Total Deferred Tax Assets	895,840
Less: Valuation Allowance	(516,407)
Deferred Tax Assets Net of Valuation Allowance	379,433
Less: Deferred Tax Liabilities	(2,696)
Total Net Deferred Tax Assets	$ 376,737

At December 31, 2018 the Company had UBT, Tennessee, & Illinois net operating loss carryforwards of $21,780,779 that will begin to expire in 2028. There is generally no or limited NOL carryback allowed within these jurisdictions.

16. Income Taxes (continued)

Total amounts of unrecognized tax benefits as of December 31, 2018 $ 22,417

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $22,417. However, because the benefit would be partially offset by a corresponding decrease in the valuation allowance, there would be a net impact of $5,500.

The total amount of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition equals $8,515.

The Company files U.S. federal, state and local income tax returns as a partnership. During 2018, the Company finalized the IRS examination for the tax years 2012 through 2014. As of December 31, 2018, the Company is under examination by the IRS for the tax years 2015 and 2016. The 2017 tax year is open for examination. For New York City UBT purposes, tax years 2015 through 2017 are open to examination. The Company files Canadian corporate tax returns and tax years 2014 through 2017 are open for examination.

In the next twelve months, the Company believes that unrecognized tax benefits will decrease by $5,500.

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act ("the Act"), was enacted on December 22, 2017. Given the significance, complexity and timing of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allowed the Company to record provisional amounts during a one year "measurement period." During 2018, the Company finalized its accounting for this matter and concluded that no material adjustments were required. The Company concluded that the Act did not have a significant impact on its tax accounting.

17. Subsequent Event

The Company has evaluated its subsequent event disclosure through February 28, 2019, the date that the Company's statement of financial condition was issued, and has determined that there are no events that would have a material impact on the statement of financial condition.